SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset Corporate Loan Fund Inc. was held on January 27, 2017, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors



Nominees			Votes For	Votes Withheld


Daniel P. Cronin		8,667,356	274,462

Leslie H. Gelb			8,632,905	308,913

Eileen A. Kamerick		8,655,905	286,550